UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Garver, Stephen D
   2800 Rockcreek Parkway


   Kansas City, MO  64117-2551
2. Date of Event Requiring Statement (Month/Day/Year)
   5/28/99
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Cerner Corporation (CERN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Managing Partner
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 37,658              D   Direct
Common Stock                                                 2,660               I   by Daughter
Common Stock                                                 4,162               I   by Trust

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      03/31/95  07/20/19  Common Stock                 8,000      $12.562500 D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      04/30/06  04/30/07  Common Stock                 4,769      $17.040000 D           Direct
(right to buy)
Non-Qualified Stock Option      06/01/99  06/01/10  Common Stock                 20,600     $25.000000 D           Direct
(right to buy)                  (2)

Explanation of Responses:

(1)
The options become exercisable in eleven installments at various amounts, commencing March 31, 1995.
(2)
The option becomes exercisable in ten equal installments, commencing one year after the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Garver, Stephen D
DATE